

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2012

Via E-mail
Mr. John Papatsos
Principal Financial Officer and Principal Accounting Officer
Macquarie Equipment Leasing Fund, LLC
225 Franklin St., 17th Floor, Suite 1700
Boston, MA 02110

> **Re:** **Macquarie Equipment Leasing Fund, LLC**
> **Form 10-K**
> **Filed February 15, 2012**
> **File No. 0-53904**

Dear Mr. Papatsos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 1. Business, page 4

1.   You disclose on page 7 that the aircraft engines generated less than 10% of 2011 leasing revenues, yet generated 60% of 2010 leasing revenues. We note from page 24 that the two aircraft engines you appear to have acquired since inception were delivered only in the fourth quarter of 2011. Please explain how the aircraft engines delivered late in 2011 apparently generated most of the leasing revenues for 2010. Revise the disclosure in future filings to clarify the nature of equipment included in "aircraft engines" vs. "aircraft."

<u>Management's Discussion and Analysis, page 9</u>

<u>Results of Operations for the Year ended December 31, 2011</u>

2.   In future filings, please expand your discussion of results of operations to provide a narrative explanation of your financial statements that enables investors to see the company through the eyes of management. This includes:

- Discussing the material changes in operations during the periods, including discussion of your financial statement line items, and events and trends expected to impact your operations, liquidity and cash flows.
- Discussion of significant trends and events that impact your operations. For example, there is no discussion of the participation agreement with Macquarie Bank Limited. While this agreement was concluded in the first quarter, future MD&A should include an analysis of similar transactions, focusing on the historical and expected future impact on operations, liquidity and cash flows.

Please refer to Item 303 of Regulation S-K and SEC Release 33-8350, *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, and provide expanded disclosure in future filings.

<u>Accounting Policies, Accounting Changes and Future Application of Accounting Standards, page 13</u>

3.   You disclose the difference between the maintenance reserve liability on your balance sheet and the reimbursement paid to the lessee for maintenance is recorded as revenue "for each maintenance event," when you are "satisfied that the remaining reserve is considered sufficient to cover future maintenance or repairs." Please provide us with more details to explain precisely when revenue is recorded and how the amounts are determined. For example:

- Clarify whether supplemental rents paid by the lessee for maintenance are received monthly and how they are calculated.

- Explain what is meant by a maintenance event and how the monthly supplemental rents are allocated to specific events for this consideration.

- Explain how you determine the amount of revenue to recognize, i.e. the amount of liability exceeding future maintenance costs.

- Explain how often this analysis is performed.

- Tell us what portion of your lessees are responsible for maintenance and repairs and pay these additional rentals.

Expand disclosure in future filings to provide more detailed disclosure.

4.   Disclose your accounting policy for planned major maintenance costs on your aircraft leases or other equipment where the lessee is not responsible for maintenance and repairs.

Refer to ASC 360-10-25-5 and ASC 908-360-25 (from FASB Staff Position No. AUG AIR-1).

5. If material, please disclose your policy for lessor contributions or top-up payments, i.e. payments made to lessees for maintenance related expenses, generally related to usage that occurred prior to current lease.

6. Disclose your accounting policy for recording lease true-up payments received from lessees at the end of lease term, typically relating to the condition or usage of the plane or other underlying equipment. Disclose whether you may need to make a payment at the end of a lease due to equipment condition and, if so, your accounting policy for recording this payment.

7. Disclose your accounting policy for presenting the sale of leased assets, including whether proceeds and cost of sales are presented gross, or a gain or loss is presented net, and the income statement line items that are used.

8. We note your discussion of the determination of residual values. Please revise future filings to disclose how often management reviews such values, to describe the policies if the review results in a lower estimate than had been previously established, and to discuss any instances in the periods presented. Refer to ASC 840-30-35-25.

4. Leased Equipment At Cost, page 23

9. Please address the following regarding the classification of your leases:
    - Please tell us whether your leases contain default covenants related to nonperformance. If so, please confirm all the conditions set forth in ASC 840-10-25-14 exist. Otherwise, confirm that you included the maximum amount that the lessee could be required to pay under the default covenant in your minimum lease payments for purposes of applying ASC 840-10-25-1(d);
    - Please tell us whether your leases contain material adverse change clauses. If so, please tell us how this is determined and what potential remedies are available to you as the lessor;
    - Please tell us if your leases contain cross-default provisions. If so, please tell us what consideration you gave to the potential impact of these provisions on your lease classification; and
    - Please tell us if your leases include subjective default provisions. If so, please tell us whether there is any cap on potential remedies that would impact your lease classification.

    Refer to ASC 840-10-25-41 through 69.

10.   Regarding the acquisitions of the self-serve kiosks, the aircraft and the aircraft engines, please clarify for us and in future filings whether these represent sale-leaseback transactions that are each accounted for as operating leases. If not, please provide your analysis supporting your conclusions therefor. We may have further comment.

11.   Please revise future filings to provide the useful lives for each major group of leased equipment. Disclose how often management reviews these useful lives.

6. Transactions with Affiliates, page 25

12.   We note from page 27 that for the year ended December 31, 2011, $1.2 million in acquisition fees paid to the Manager was either charged directly to operations or capitalized and amortized. Please tell us and revise future filings to disclose how you determine which acquisition fees get expensed and which should be capitalized and amortized.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ John Cash, for

                                        Terence O'Brien
                                        Branch Chief